SEC EDGAR Submission Header Summary

Submission Type	8-K
Live File	on
Return Copy	on
Submission Contact	Karby K. Nichols
Submission Contact Phone Number	972-281-1361
Exchange	NYSE
Confirming Copy	off
Filer CIK	0000055785
Filer CCC	xxxxxxxx
Period of Report	04/19/07
Item IDs	2.02
	9.01
Notification Information	off
Emails	kknichol@kcc.com
	sepurol@kcc.com

Documents

8-K	**kc_8k-1q07.htm**
	8k 1st Quarter Form
EX-99.1	**kc_er-1q07.htm**
	8k Ex. 99
EX-99.1	**kc_er-1q07.pdf**
	8k Ex. 99 PDF

Module and Segment References

SEC EDGAR XFDL Submission Header

```xml
<?xml version="1.0"?>
<XFDL version="5.0.0">
        <page sid="PAGE1">
                <combobox sid="SubTable_submissionType_"><value>8-K</value></combobox>
                <radio sid="SubTable_live_"><value>on</value></radio>
                <check sid="SubFlag_returnCopyFlag_"><value>on</value></check>
                <field sid="SubContact_contactName_"><value>Karby K. Nichols</value></field>
                <field sid="SubContact_contactPhoneNumber_"><value>972-281-1361</value></field>
                <popup sid="SubSro_sroId_"><value>NYSE</value></popup>
                <check sid="SubFlag_confirmingCopyFlag_"><value>off</value></check>
                <field sid="SubFiler_filerId_"><value>0000055785</value></field>
                <field sid="SubFiler_filerCcc_"><value>pqaj*a1j</value></field>

                <field sid="SubTable_periodOfReport_"><value>04/19/07</value></field>
                <combobox sid="SubItem_itemId_"><value>2.02</value></combobox>
                <combobox sid="SubItem_itemId_1"><value>9.01</value></combobox>
        </page>
        <page sid="PAGE2">
                <field sid="SubDocument_conformedName_"><value>kc_8k-1q07.htm</value></field>
                <combobox sid="SubDocument_conformedDocumentType_"><value>8-K</value></combobox>
                <field sid="SubDocument_description_"><value>8k 1st Quarter Form</value></field>
                <data sid="data1"><filename>kc_8k-1q07.htm</filename><mimedata /></data>
                <field sid="SubDocument_conformedName_1"><value>kc_er-1q07.htm</value></field>
                <combobox sid="SubDocument_conformedDocumentType_1"><value>EX-99.1</value></combob
                <field sid="SubDocument_description_1"><value>8k Ex. 99</value></field>
                <data sid="data2"><filename>kc_er-1q07.htm</filename><mimedata /></data>
                <field sid="SubDocument_conformedName_2"><value>kc_er-1q07.pdf</value></field>
                <combobox sid="SubDocument_conformedDocumentType_2"><value>EX-99.1</value></combob
                <field sid="SubDocument_description_2"><value>8k Ex. 99 PDF</value></field>
                <data sid="data3"><filename>kc_er-1q07.pdf</filename><mimedata /></data>
        </page>
        <page sid="PAGE3">
                <check sid="SubFlag_overrideInternetFlag_"><value>off</value></check>
                <field sid="SubInternet_internetAddress_"><value>kknichol@kcc.com</value></field>
                <field sid="SubInternet_internetAddress_1"><value>sepurol@kcc.com</value></field>
        </page>
</XFDL>
```

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report: April 23, 2007
(Date of earliest event reported)

KIMBERLY-CLARK CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	**1-225**	**39-0394230**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

P.O. Box 619100, Dallas, Texas	**75261-9100**
(Address of principal executive offices)	(Zip Code)

(972) 281-1200
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ]   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
[ ]   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
[ ]   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ]   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02   Results of Operations and Financial Condition.

Attached and incorporated herein by reference as Exhibit 99.1 is a copy of the press release of Kimberly-Clark Corporation, dated April 23, 2007, reporting the Corporation's results of operations for the quarter ended March 31, 2007.

The information, including exhibits attached hereto, in Item 2.02 of this Current Report is being furnished and shall not be deemed "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that Section. The information in Item 2.02 of this Current Report shall not be incorporated by reference into any registration statement or other document pursuant to the Securities Act of 1933, as amended, except as otherwise expressly stated in such filing.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits.

Exhibit 99.1 Press release issued by Kimberly-Clark Corporation on April 23, 2007, regarding the Corporation's results of operations for the quarter ended March 31, 2007.

<u>SIGNATURE</u>

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

KIMBERLY-CLARK CORPORATION

Date: April 23, 2007

By: <u>/s/ Mark A. Buthman</u>
Mark A. Buthman
Senior Vice President and
Chief Financial Officer

<u>EXHIBIT INDEX</u>

(99.1)   Press release issued by Kimberly-Clark Corporation on April 23, 2007, regarding the Corporation's results
of operations for the quarter ended March 31, 2007.

Exhibit 99.1

David J. Dickson
972-281-1481
ddickson@kcc.com

KIMBERLY-CLARK ANNOUNCES FIRST QUARTER 2007 RESULTS

1Q Net Sales Increased 8 Percent to a Record $4.4 Billion in 2007; GAAP-Basis EPS Were 98 Cents vs. 60 Cents in 2006

Adjusted EPS Rose 11 Percent to $1.03, Consistent With Updated Guidance for the Quarter

Company Reaffirms Adjusted EPS Guidance of $4.10 to $4.20 for the Full Year of 2007

DALLAS, Apr. 23, 2007—Kimberly-Clark Corporation (NYSE: KMB) today reported that net sales in the first quarter of 2007 rose 7.8 percent to $4.4 billion, a new quarterly high. Highlights included a tenth consecutive quarter of double-digit gains in developing and emerging markets, strong innovation-driven volume growth for the company's Personal Care business in North America and higher net selling prices overall.

Diluted net income per share was 98 cents compared with 60 cents in the prior year. Adjusted earnings in the first quarter of 2007 were $1.03 per share, an increase of nearly 11 percent from 93 cents per share in 2006. The improvement in adjusted earnings per share versus the year-ago quarter was driven by the higher sales, continued success in reducing costs, a lower effective tax rate and results at   K-C de Mexico. In late March, the company announced it anticipated positive results for the quarter, with adjusted earnings per share expected to be at or slightly above the high end of its previous guidance range of $0.99 to $1.01 per share.

Adjusted earnings exclude charges for strategic cost reductions to streamline the company's operations in both years and certain incremental implementation costs related to the strategic cost reduction plan in 2007. Further information about adjusted earnings and other non-GAAP financial measures is provided on pages 5-7.

Chairman and Chief Executive Officer Thomas J. Falk said, "With excellent top-line growth in the first quarter and bottom-line results ahead of our original expectations, we are off to a very good start in 2007. I'm encouraged by the progress K-C teams around the world are making under our Global Business Plan, successfully implementing our targeted growth initiatives and driving costs out of the system. As a result, we delivered a solid improvement in operating profit, overcoming $80 million of inflation while at the same time funding a stepped-up level of spending for strategic marketing.

Moreover, the underlying strength of our cash flow enabled us to again boost the dividend and buy back a healthy amount of K-C stock."

Review of first quarter sales

The increase in first quarter sales was driven by sales volume growth of more than 3 percent, along with improved net selling prices and product mix, each approximately 1 percent better than the prior year. In addition, stronger foreign currencies benefited sales by about 3 percent.

Sales of **personal care** products advanced 10.6 percent in the first quarter, highlighted by sales volume growth in excess of 8 percent. Favorable currency effects of more than 2 percent and better product mix of 1 percent also contributed to the increase in sales, while net selling prices declined approximately 1 percent.

Personal care sales in North America increased about 8 percent compared with the first quarter of 2006, driven entirely by higher sales volumes. Net selling prices were essentially unchanged. Sales volumes for Huggies diapers and baby wipes grew at a double-digit rate on the strength of innovations to the brand's high-margin, super-premium offerings in both categories. Sales momentum for the company's market-leading Pull-Ups training pants remained strong, lifting sales volumes for the company's child care brands to a new first quarter record. Although Kotex feminine care sales volumes were down year-over-year, they were similar to fourth quarter 2006 levels. In Europe, personal care sales rose more than 12 percent in the quarter, with currency effects accounting for the entire increase. Sales volumes were up 1 percent, as strong gains for diapers were mostly offset by lower sales volumes in other areas. Meanwhile, net selling prices were down approximately 1 percent compared with the prior year. Positive customer and consumer response to new Huggies Newborn and Natural Fit diapers and Huggies Little Walkers diaper pants, launched in the second half of 2006, resulted in 9 percent volume growth for Huggies diapers in core European markets – the U.K., France, Italy and Spain. In developing and emerging markets, personal care sales climbed about 16 percent, driven by a 12 percent increase in sales volumes and currency benefits of 3 percent. Sales growth was particularly strong throughout Latin America, as well as in China and Russia.

Sales of **consumer tissue** products rose 6.4 percent versus the first quarter of 2006, as net selling prices improved 3 percent and changes in currency exchange rates also benefited sales by 3 percent. Favorable product mix added about 2 percent to sales; however, sales volumes were lower by 2 percent.

In North America, first quarter sales of consumer tissue products rose approximately 4 percent, driven primarily by higher net selling prices, up 4 percent, and improved product mix of 1 percent, partially offset by a 1 percent decrease in sales volumes compared with the prior year. The rise in net selling prices was mainly attributable to list price increases implemented during the first half of 2006. Meanwhile, growth in higher-margin facial tissue and bathroom tissue product offerings enhanced product mix. Sales volumes for Kleenex facial tissue in the first quarter increased despite a weaker cold

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and flu season than in 2006; however, overall volumes for bathroom tissue and paper towels were down, due in part to the timing of promotional activities. In Europe, consumer tissue sales were up about 6 percent. Net selling prices increased about 1 percent, product mix improved by 2 percent and stronger currencies boosted sales by 10 percent. Sales volumes decreased approximately 7 percent, as the company has continued to maintain a disciplined approach to pricing and has also shed low-margin business following the sale or closure of certain facilities in the region. Consumer tissue sales in developing and emerging markets rose approximately 11 percent, with growth in all regions, primarily reflecting higher net selling prices, favorable product mix and currency benefits.

Sales of **K-C Professional & other** products were 6.8 percent above the year-ago quarter. Higher sales volumes and currency effects both contributed about 3 percent to the increase in sales. Product mix improved 1 percent, while net selling prices for the segment were up slightly, as U.S. price increases in K-C Professional (KCP) were tempered by lower prices for other products. As a result of its focused strategy to expand in the attractive workplace and safety markets, sales of KCP's differentiated apparel, glove and wiper products in North America and Europe continued to grow at above the segment average. In addition, KCP continued to capitalize on opportunities in rapidly-growing international markets, generating double-digit sales increases in the first quarter in both Asia and Latin America.

Sales of **health care** products were up 0.7 percent in the first quarter, as favorable product mix and currency benefits of 1 percent each were partially offset by a 1 percent decline in sales volumes. Although most product categories experienced solid growth, overall sales volumes were down as a result of the company's decision in the second half of last year to exit the latex exam glove business. In the near term, additional manufacturing capacity is needed to satisfy the growing demand for nitrile exam gloves, particularly new Sterling Nitrile gloves, as customers and users are transitioning to these more cost-effective, better-performing solutions faster than expected. As a result, the company has accelerated plans to bring new capacity on line over the next several months.

Other first quarter operating results

Operating profit was $616 million in the first quarter of 2007, compared with $420 million in 2006. Excluding charges for the company's strategic cost reduction plan and related implementation costs, adjusted operating profit for the quarter increased approximately 6 percent to $669 million from $629 million in the prior year. Top-line growth, along with FORCE (Focused On Reducing Costs Everywhere) cost savings of $29 million and strategic cost reductions of $33 million enabled the company to more than offset about $80 million of cost inflation. The inflationary increases were driven primarily by higher fiber costs, which were up nearly $60 million versus the first quarter of 2006. As planned, strategic marketing spending increased at a faster rate than sales, rising nearly $20 million, principally to support new and improved products and other targeted growth initiatives.

The company's effective tax rate in the first quarter was 20.6 percent in 2007 and 27.8 percent in 2006.

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Excluding the effects of charges for the company's strategic cost reduction plan and related implementation costs, as well as net benefits from synthetic fuel partnerships in both years, the adjusted effective tax rate for the quarter declined to 28.3 percent in 2007 from 29.6 percent in 2006 primarily due to settlements of tax issues related to prior years. Including the net benefit from synthetic fuel partnership activities of about $7 million in 2007, the overall effect of tax initiatives on adjusted earnings per share was less than 1 cent favorable versus guidance for the quarter.

As previously disclosed, the company adopted FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement 109* (FIN 48) in the first quarter. The adoption of FIN 48 resulted in an increase in income tax liabilities and a corresponding charge to retained earnings of approximately $34 million.

Kimberly-Clark's share of net income of equity companies in the first quarter increased 15 percent to $45 million in 2007 from $39 million in 2006, due mainly to higher net income at Kimberly-Clark de Mexico, S.A.B. de C.V. (KCM). The increase was achieved despite the absence of earnings from pulp and paper operations that were sold in the fourth quarter of last year, driven by continued strong performance of KCM's consumer business as well as a lower level of currency transaction losses than in 2006.

Competitive improvement initiatives – update on strategic cost reduction plan

The company's strategic cost reduction plan is part of a comprehensive, multi-year effort announced in July 2005 to further improve its competitive position. The plan calls for streamlining manufacturing and administrative operations primarily in North America and Europe, with expected annual savings of at least $350 million by 2009 earmarked for reinvestment in targeted growth opportunities and to improve key capabilities as well as to support margin improvement.

During the first quarter, the company continued to successfully execute planned cost reduction activities, incurring pretax charges totaling $53 million (approximately $23 million after tax) for the plan and related incremental implementation costs. Major components of the charges were for consolidating consumer tissue operations in Europe and infant and child care operations in North America, as well as streamlining administrative operations in North America and Europe, partially offset by gains on the sale of several facilities. As noted above, year-over-year savings of $33 million were realized in the quarter, putting the company in good position to meet or potentially exceed its target to save $75 to $100 million for the full year.

To date, employees have been notified about workforce reductions and other actions at 22 of the approximately 24 facilities slated for sale, closure or streamlining as part of the cost reduction plan, and more than 75 percent of the total charges expected through the end of 2008 (approximately $950 million to $1.0 billion before tax, or $665 to $700 million after tax) have now been recorded.

Cash flow and balance sheet

   Cash provided by operations in the first quarter increased to $525 million from $519 million in 2006, reflecting higher cash earnings primarily offset by an increased investment in working capital compared with the year-ago quarter. The change in working capital was mainly attributable to payment of accrued liabilities. Capital spending for the quarter was $282 million compared with $179 million in the prior year. As previously announced, capital spending in 2007 is expected to total $900 million to $1 billion. At March 31, 2007, total debt and preferred securities was $4.4 billion, essentially the same level as the end of 2006.

   During the first quarter, the company repurchased approximately 2.2 million shares of its common stock at a cost of $150 million, in line with its target to spend $600 to $800 million for share repurchases for the full year.

Outlook

    Commenting on the outlook, Falk said, "Our first quarter results give us confidence that we will continue to execute our Global Business Plan well. We have good momentum and plans in place that should enable us to generate solid improvement in sales and earnings for the balance of the year. Although escalation in fiber costs is driving a higher level of inflation than we assumed coming into the year, we expect to offset the additional cost pressure with continued strong business performance. At the same time, we will maintain our commitment to increase customer development and strategic marketing spending to support our growth initiatives and further improve brand equity. Finally, we will remain focused on increasing cash flow from operations, deploying our cash wisely and improving returns for our shareholders.

    "Overall, we remain comfortable that we will deliver top- and bottom-line growth in 2007 in line with the long-term objectives of our Plan. Specifically, we expect adjusted earnings per share for the year will be in a range of $4.10 to $4.20 per share, up 5 to 8 percent versus $3.90 per share in 2006.

    "As for the second quarter, we anticipate adjusted earnings per share will be similar to the first quarter, in a range of $1.01 to $1.03 per share. This will represent improvement of 6 to 8 percent versus the year-ago quarter, consistent with the rate of growth we're targeting for the full year."

Non-GAAP financial measures

   This press release and the accompanying tables include the following financial measures that have not been calculated in accordance with accounting principles generally accepted in the U.S., or GAAP, and are therefore referred to as non-GAAP financial measures:

- adjusted earnings and earnings per share
- adjusted operating profit
- adjusted effective tax rate

These non-GAAP financial measures exclude certain items that are included in the company's earnings, earnings per share, operating profit and effective tax rate calculated in accordance with GAAP. A detailed explanation of each of the adjustments to the comparable GAAP financial measures is given below. In accordance with the requirements of Regulation G, reconciliations of the non-GAAP financial measures to the comparable GAAP financial measures are attached.

The company provides these non-GAAP financial measures as supplemental information to our GAAP financial measures. Management and the company's Board of Directors use adjusted earnings, adjusted earnings per share and adjusted operating profit to (a) evaluate the company's historical and prospective financial performance and its performance relative to its competitors, (b) allocate resources and (c) measure the operational performance of the company's business units and their managers. Additionally, the Management Development and Compensation Committee of the company's Board of Directors uses these non-GAAP financial measures when setting and assessing achievement of incentive compensation goals. These goals are based, in part, on the company's adjusted earnings per share and improvement in the company's return on invested capital determined by excluding the charges that are used in calculating these non-GAAP financial measures.

In addition, Kimberly-Clark management believes that investors' understanding of the company's performance is enhanced by including these non-GAAP financial measures as a reasonable basis for comparing the company's ongoing results of operations and for understanding the company's effective tax rate. Many investors are interested in understanding the performance of our businesses by comparing our results from ongoing operations from one period to the next. By providing the non-GAAP financial measures, together with the reconciliations, we believe we are enhancing investors' understanding of our businesses and our results of operations, as well as assisting investors in evaluating how well the company is executing the material changes to our enterprise contemplated by the strategic cost reduction plan. Also, many financial analysts who follow our company focus on and publish both historical results and future projections based on non-GAAP financial measures. We believe that it is in the best interests of our investors for us to provide this information to analysts so that those analysts accurately report the non-GAAP financial information.

We calculate adjusted earnings, adjusted earnings per share, adjusted operating profit and adjusted effective tax rate by excluding from the comparable GAAP measure (i) charges related to our strategic cost reduction plan for streamlining the company's operations, (ii) certain incremental implementation costs relating to our strategic cost reduction plan, and (iii) the net effect of the company's investment in synthetic fuel partnerships on the company's effective tax rate. Each of these adjustments and the basis for such adjustments are described below:

- *Strategic cost reduction plan.*   In July 2005, the company authorized a strategic cost reduction plan aimed at streamlining manufacturing and administrative operations, primarily in North

America and Europe. The strategic cost reduction plan commenced in the third quarter of 2005 and is expected to be substantially completed by December 31, 2008. At the time we announced the plan, we advised investors that we would report our earnings, earnings per share and operating profit excluding the strategic cost reduction plan charges so that investors could compare our operating results without the plan charges from period to period and could assess our progress in implementing the plan. Management does not consider these charges to be part of our earnings from ongoing operations for purposes of evaluating the performance of its business units and their managers and excludes these charges when making decisions to allocate resources among its business units.

- *Implementation costs.* In connection with our strategic cost reduction plan, the company will incur incremental implementation costs related to the transfer of certain administrative processes to third party providers. These costs will be incurred primarily in the first six months of 2007. Management intends to exclude these implementation costs from our earnings from ongoing operations for purposes of evaluating the performance of our business units and their managers and to exclude these costs when making decisions to allocate resources among its business units.

- *Adjusted effective tax rate.* In the analysis of its effective tax rate, the company excludes the effects of charges for the strategic cost reduction plan and related implementation costs, as well as net benefits from the company's investment in synthetic fuel partnerships. We believe that adjusting for these items provides improved insight into the tax effects of our ongoing business operations.

These non-GAAP financial measures are not meant to be considered in isolation or as a substitute for the comparable GAAP measures. There are limitations to these non-GAAP financial measures because they are not prepared in accordance with GAAP and they may not be comparable to similarly titled measures of other companies due to potential differences in methods of calculation and items being excluded. The company compensates for these limitations by using these non-GAAP financial measures as supplements to the GAAP measures and by providing the reconciliations of the non-GAAP and comparable GAAP financial measures. The non-GAAP financial measures should be read only in conjunction with the company's consolidated financial statements prepared in accordance with GAAP.

Conference call

A conference call to discuss this news release and other matters of interest to investors and analysts will be held at 9 a.m. (CDT) today. The conference call will be simultaneously broadcast over the World Wide Web. Stockholders and others are invited to listen to the live broadcast or a playback, which can be accessed by following the instructions set out in the Investors section of the company's Web site (www.kimberly-clark.com).

About Kimberly-Clark

Kimberly-Clark and its well-known global brands are an indispensable part of life for people in more than 150 countries. Every day, 1.3 billion people – nearly a quarter of the world's population – trust K-C brands and the solutions they provide to enhance their health, hygiene and well-being. With brands such as Kleenex, Scott, Huggies, Pull-Ups, Kotex and Depend, Kimberly-Clark holds No. 1 or No. 2 share positions in more than 80 countries. To keep up with the latest K-C news and to learn more about the company's 135-year history of innovation, visit www.kimberly-clark.com.

Copies of Kimberly-Clark's Annual Report to Stockholders and its proxy statements and other SEC filings, including Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, are made available free of charge on the company's Web site on the same day they are filed with the SEC. To view these filings, visit the Investors section of the company's Web site.

Certain matters contained in this news release concerning the business outlook, including new product introductions, cost savings and acquisitions, anticipated costs and benefits related to the Competitive Improvement Initiatives, anticipated financial and operating results, strategies, contingencies and anticipated transactions of the company constitute forward-looking statements and are based upon management's expectations and beliefs concerning future events impacting the company. There can be no assurance that these future events will occur as anticipated or that the company's results will be as estimated. For a description of certain factors that could cause the company's future results to differ materially from those expressed in any such forward-looking statements, see Item 1A of the company's Annual Report on Form 10-K for the year ended December 31, 2006 entitled "Risk Factors."

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KIMBERLY-CLARK CORPORATION
CONSOLIDATED INCOME STATEMENT
PERIODS ENDED MARCH 31
(Millions of dollars, except per share amounts)

	Three Months Ended March 31		
	2007	2006	Change
Net Sales	$ 4,385.3	$ 4,067.9	+ 7.8%
Cost of products sold	3,033.0	2,914.8	+ 4.1%
Gross Profit	1,352.3	1,153.1	+17.3%
Marketing, research and general expenses	732.6	712.5	+ 2.8%
Other (income) and expense, net	3.6	20.2	- 82.2%
Operating Profit	616.1	420.4	+46.6%
Nonoperating expense	(27.6)	(15.8)	+74.7%
Interest income	6.6	6.4	+ 3.1%
Interest expense	(50.9)	(54.3)	- 6.3%
Income Before Income Taxes and Equity Interests	544.2	356.7	+52.6%
Provision for income taxes	(112.1)	(99.3)	+12.9%
Income Before Equity Interests	432.1	257.4	+67.9%
Share of net income of equity companies	45.0	39.0	+15.4%
Minority owners' share of subsidiaries'			
net income	(25.1)	(21.3)	+17.8%
Net Income	$ 452.0	$ 275.1	+64.3%
Net Income Per Share Basis - Diluted	$ .98	$ .60	+63.3%

Unaudited

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KIMBERLY-CLARK CORPORATION
PERIODS ENDED MARCH 31
(Millions of dollars, except per share amounts)

Notes:

1. Charges for the Strategic Cost Reductions are included in the Consolidated Income Statement as follows:

	Three Months Ended March 31	
	2007	2006
Cost of products sold	$ 41.8	$ 155.7
Marketing, research and general expenses	8.1	42.0
Other (income) and expense, net	(9.3)	10.9
Provision for income taxes	(25.6)	(53.4)
Strategic Cost Reductions after taxes	15.0	155.2
Minority interest	-	(1.6)
Net Charges	$ 15.0	$ 153.6

In addition, charges of $12.2 million in 2007 for the related implementation costs are included in marketing, research and general expenses.

2. Other Information:

	Three Months Ended March 31	
	2007	2006
Cash Dividends Declared Per Share	$ .53	$ .49

	March 31	
Common Shares (Millions)	2007	2006
Outstanding, as of	455.3	460.0
Average Diluted for:		
Three Months Ended	459.9	461.8

Unaudited

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KIMBERLY-CLARK CORPORATION
PERIODS ENDED MARCH 31
(Millions of dollars)

Supplemental Financial Information:

Preliminary Balance Sheet Data:

	March 31 2007	December 31 2006
Cash and cash equivalents	$ 342.0	$ 360.8
Accounts receivable	2,296.7	2,336.7
Inventories	2,085.8	2,004.5
Total assets	17,181.6	17,067.0
Accounts payable	1,540.1	1,530.8
Debt payable within one year	1,288.8	1,326.4
Total current liabilities	4,613.0	5,015.8
Long-term debt	2,277.0	2,276.0
Preferred securities of subsidiary	802.6	793.4
Stockholders' equity	6,355.0	6,097.4

	Three Months Ended March 31	
Preliminary Cash Flow Data:	2007	2006
Cash provided by operations	$ 524.5	$ 518.9
Cash used for investing	$ (198.1)	$ (143.7)
Cash used for financing	$ (347.8)	$ (353.2)
Depreciation and amortization	$ 214.6	$ 261.0
Capital spending	$ 281.8	$ 179.1
Cash dividends paid	$ 224.1	$ 208.6

Unaudited

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KIMBERLY-CLARK CORPORATION
PERIODS ENDED MARCH 31

Description of Business Segments

The Corporation is organized into operating segments based on product groupings. These operating segments have been aggregated into four reportable global business segments: Personal Care; Consumer Tissue; K-C Professional & Other; and Health Care. The reportable segments were determined in accordance with how the Corporation's executive managers develop and execute the Corporation's global strategies to drive growth and profitability of the Corporation's worldwide Personal Care, Consumer Tissue, K-C Professional & Other, and Health Care operations. These strategies include global plans for branding and product positioning, technology, research and development programs, cost reductions including supply chain management, and capacity and capital investments for each of these businesses. Segment management is evaluated on several factors, including operating profit. Segment operating profit excludes other income and (expense), net; income and expense not associated with the business segments; and the costs of corporate decisions related to the Strategic Cost Reductions. Corporate & Other includes the costs of the Strategic Cost Reductions.

The principal sources of revenue in each of our global business segments are described below.

The Personal Care segment manufactures and markets disposable diapers, training and youth pants and swimpants; baby wipes; feminine and incontinence care products; and related products. Products in this segment are primarily for household use and are sold under a variety of brand names, including Huggies, Pull-Ups, Little Swimmers, GoodNites, Kotex, Lightdays, Depend, Poise and other brand names.

The Consumer Tissue segment manufactures and markets facial and bathroom tissue, paper towels, napkins and related products for household use. Products in this segment are sold under the Kleenex, Scott, Cottonelle, Viva, Andrex, Scottex, Hakle, Page and other brand names.

The K-C Professional & Other segment manufactures and markets facial and bathroom tissue, paper towels, napkins, wipers and a range of safety products for the away-from-home marketplace. Products in this segment are sold under the Kimberly-Clark, Kleenex, Scott, WypAll, Kimtech, Kleenguard and Kimcare brand names.

The Health Care segment manufactures and markets health care products such as surgical gowns, drapes, infection control products, sterilization wrap, disposable face masks and exam gloves, respiratory products and other disposable medical products. Products in this segment are sold under the Kimberly-Clark, Ballard and other brand names.

Unaudited

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KIMBERLY-CLARK CORPORATION
PERIODS ENDED MARCH 31
SELECTED BUSINESS SEGMENT DATA
(Millions of dollars)

	Three Months Ended March 31		
	2007	2006	Change
NET SALES:			
Personal Care	$ 1,797.6	$ 1,625.0	+10.6%
Consumer Tissue	1,593.1	1,497.2	+ 6.4%
K-C Professional & Other	697.4	652.8	+ 6.8%
Health Care	302.7	300.5	+ .7%
Corporate & Other	8.0	9.0	- 11.1%
Intersegment Sales	(13.5)	(16.6)	- 18.7%
Consolidated	$ 4,385.3	$ 4,067.9	+ 7.8%
OPERATING PROFIT:			
Personal Care	$ 347.2	$ 300.2	+15.7%
Consumer Tissue	207.1	209.0	- .9%
K-C Professional & Other	108.7	104.5	+ 4.0%
Health Care	55.6	51.3	+ 8.4%
Corporate & Other	(98.9)	(224.4)	- 55.9%
Other income and (expense), net	(3.6)	(20.2)	- 82.2%
Consolidated	$ 616.1	$ 420.4	+46.6%

Note: Corporate & Other and Other income and (expense), net, include the following amounts of pre-tax charges for the
Strategic Cost Reductions. In 2007, Corporate & Other also includes the related implementation costs.

	Three Months Ended March 31	
	2007	2006
Corporate & Other	$ (62.1)	$ (197.7)
Other income and (expense), net	9.3	(10.9)

Unaudited

KIMBERLY-CLARK CORPORATION
PERIODS ENDED MARCH 31
SELECTED BUSINESS SEGMENT DATA

PERCENTAGE CHANGE IN NET SALES VERSUS PRIOR YEAR

	Three Months Ended March 31, 2007				
	Total	Volume	Net Price	Mix/ Other[1]	Currency
Consolidated	7.8	3	1	1	3
Personal Care	10.6	8	(1)	2	2
Consumer Tissue	6.4	(2)	3	2	3
K-C Professional & Other	6.8	3	-	1	3
Health Care	.7	(1)	-	1	1

[1] Mix/Other includes rounding.

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KIMBERLY-CLARK CORPORATION
PERIODS ENDED MARCH 31
(Millions of dollars, except per share amounts)

NON-GAAP RECONCILIATION SCHEDULES

The tables on the following pages present the reconciliation of non-GAAP financial measures to GAAP financial measures.

EARNINGS SUMMARY:

| | Three Months Ended March 31 | | | |
| | 2007 | | 2006 | |
	Income (Expense)	Diluted Earnings Per Share	Income (Expense)	Diluted Earnings Per Share
Adjusted Earnings	$ 474.7	$ 1.03	$ 428.7	$ .93
Adjustments for:				
Strategic Cost Reduction charges	(15.0)	(.03)	(153.6)	(.33)
Implementation costs	(7.7)	(.02)	-	-
Net Income	$ 452.0	$ .98	$ 275.1	$ .60

OPERATING PROFIT SUMMARY:

| | Three Months Ended March 31 | |
	2007	2006
Adjusted Operating Profit	$ 668.9	$ 629.0
Adjustments for:		
Strategic Cost Reduction charges	(40.6)	(208.6)
Implementation costs	(12.2)	-
Operating Profit	$ 616.1	$ 420.4

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KIMBERLY-CLARK CORPORATION
PERIODS ENDED MARCH 31
(Millions of dollars)

Effective Income Tax Rate Reconciliation – Adjustments[1] and Synthetic Fuel Partnership Activities:

| | Three Months Ended March 31, 2007 | | | | |
| | | | | Synthetic Fuel | |
	As Reported	Adjustments[1]	Excluding Adjustments [1]	Effect of Activities	Excluding Activities
Income Before Income Taxes	$ 544.2	$ (52.8)	$ 597.0	$ (27.6)	$ 624.6
Provision for Income Taxes	112.1	(30.1)	142.2	(34.7)	176.9
Net Synthetic Fuel Benefit				$ 7.1	
Effective Income Tax Rate	20.6%				
Adjusted Effective Income Tax Rate			23.8%		28.3%

| | Three Months Ended March 31, 2006 | | | | |
| | | | | Synthetic Fuel | |
	As Reported	Adjustments[1]	Excluding Adjustments[1]	Effect of Activities	Excluding Activities
Income Before Income Taxes	$ 356.7	$ (208.6)	$ 565.3	$ (15.8)	$ 581.1
Provision for Income Taxes	99.3	(53.4)	152.7	(19.5)	172.2
Net Synthetic Fuel Benefit				$ 3.7	
Effective Income Tax Rate	27.8%				
Adjusted Effective Income Tax Rate			27.0%		29.6%

[1] Charges for Strategic Cost Reductions and related implementation costs in 2007 and Strategic Cost Reductions in 2006.

KIMBERLY-CLARK CORPORATION
PERIODS ENDED MARCH 31

OUTLOOK FOR 2007

Estimated Full-Year 2007 Diluted Earnings Per Share:

Adjusted Earnings Per Share	$ 4.10 - $4.20
Strategic Cost Reductions	(.31) - (.28)
Implementation costs	(.04) - (.04)
Earnings Per Share – Diluted	$ 3.75 - $3.88

Estimated Second Quarter 2007 Diluted Earnings Per Share:

Adjusted Earnings Per Share	$1.01 – $1.03
Strategic Cost Reductions	(.09) - (.07)
Implementation costs	(.02) - (.02)
Earnings Per Share – Diluted	$ .90 – $.94

Investor Relations contacts:	Mike Masseth, 972-281-1478, mmasseth@kcc.com
	Paul Alexander, 972-281-1440, palexander@kcc.com
Media Relations contact:	Dave Dickson, 972-281-1481, ddickson@kcc.com

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